Exhibit 12.1

BEL FUSE INC.
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

	Year ended December 31,
	2017	2016	2015	2014	2013

Earnings (Loss):
Earnings (loss) before provision for income taxes	$9,643	$(82,552)	$25,732	$9,770	$15,165
Fixed charges	9,544	9,285	10,501	6,471	1,789
Total earnings (loss)	19,187	(73,267)	36,233	16,241	16,954

Fixed Charges:
Interest expense	6,802	6,662	7,588	3,978	156
Estimate of interest within rental expense (a)	2,742	2,623	2,913	2,493	1,633
Total fixed charges	$9,544	$9,285	$10,501	$6,471	$1,789

Ratio of earnings (loss) to fixed charges	2.01	(7.89)	3.45	2.51	9.48

(a) Estimate of interest within rental expense has been deemed to be approximately 33% of rental expense.